news release

ARCELORMITTAL REPORTS FIRST QUARTER 2012 RESULTS

Luxembourg, May 10, 2012 - ArcelorMittal (referred to as “ArcelorMittal” or the “Company”) (MT (New York, Amsterdam, Paris, Luxembourg), MTS (Madrid)), the world’s leading steel company, today announced results1 for the three month period ended March 31, 2012.

 1Q 2012 Highlights:
•  Health and safety performance improved in 1Q 2012 with a LTIF rate2 of 1.1x as compared to 1.2x at 4Q 2011
•  EBITDA3 of $2.0 billion (including positive $0.2 billion from employee benefit changes4) compared to $1.7 billion in 4Q 2011 (including $0.1 billion of CO2 gains)
•  Steel shipments of 22.2 Mt, an increase of 1.2% as compared to 1Q 2011
•  13.2 Mt iron ore production +12.1% YoY; 6.8 Mt shipped and reported at market price5 vs. 5.9 Mt in 1Q 2011
•  Net debt6 increased $1.1 billion to $23.6 billion ($0.3 billion of increase due to strengthening of the euro)
•  Liquidity12 improved to $15.2 billion from $12.5 billion at end 4Q 2011; debt maturity extended to 6.4 years
•  Continued progress in non-core asset sales with the successful partial divestment of Erdemir7 stake and the agreed sale of Enovos8

Outlook and guidance:

•  Steel shipments in 2Q 2012 are expected to be similar to 1Q 2012 levels but all steel segments are expected to show improved underlying profitability; the Mining segment is expected to benefit from seasonally higher iron ore shipments
•  The Company maintains guidance that 1H 2012 EBITDA is expected to be higher than the 2H 2011 level
•  A reduction in net debt is anticipated through improved operating cashflows and further non-core asset divestments, per the Company’s stated objective to retain its investment grade credit rating
•  Own iron ore and coal production expected to increase by approximately 10% in FY 2012
•  2012 Capex expected to be approximately $4-4.5 billion

Financial highlights (on the basis of IFRS1, amounts in USD):
	Quarterly comparison
(USDm) unless otherwise shown	1Q 12	4Q 11	3Q 11	2Q 11	1Q 11
Sales	$22,703	$22,449	$24,214	$25,126	$22,184
EBITDA	1,972	1,714	2,408	3,413	2,582
Operating income	663	47	1,168	2,252	1,431
Net income / (loss)	11	(1,000)	659	1,535	1,069
Basic earnings / (loss) per share (USD)	0.01	(0.65)	0.43	0.99	0.69

Continuing operations
Own iron ore production (Mt)	13.2	15.1	14.1	13.1	11.8
Iron ore shipments at market price (Mt)	6.8	8.5	6.7	7.0	5.9
Crude steel production (Mt)	22.8	21.7	22.4	24.4	23.5
Steel shipments (Mt)	22.2	20.6	21.1	22.2	22.0
EBITDA/tonne (US$/t)9	89	83	114	154	118

Commenting, Mr. Lakshmi N. Mittal, Chairman and CEO, ArcelorMittal, said:
Our health and safety result for the quarter further improved to a lost time injury frequency rate of 1.1x, the best quarterly performance we have achieved to date. We remain fully focused on driving further safety progress and succeeding in our Journey to Zero harm.

During the first quarter we saw improved sentiment in a number of key markets. Demand in North America continues to grow driven by the automotive and white and yellow good sectors. Europe remains the biggest challenge and during the first quarter we announced the extended idling of a number of facilities inline with our strategy of meeting demand from our more competitive sites. Although impacted by seasonal factors in the first quarter, our mining business remains a key area for growth and we are targeting a further increase in production in 2012.

We have also made good progress with our strategy to divest non-core assets and expect to take further steps in this regard throughout the year. Together with improved operating cash flows, this will reduce net debt which remains a priority for the group.

Forward-Looking Statements

This document may contain forward-looking information and statements about ArcelorMittal and its subsidiaries. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements may be identified by the words “believe,” “expect,” “anticipate,” “target” or similar expressions. Although ArcelorMittal’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors and holders of ArcelorMittal’s securities are cautioned that forward-looking information and statements are subject to numerous risks and uncertainties, many of which are difficult to predict and generally beyond the control of ArcelorMittal, that could cause actual results and developments to differ materially and adversely from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the filings with the Luxembourg Stock Market Authority for the Financial Markets (Commission de Surveillance du Secteur Financier) and the United States Securities and Exchange Commission (the “SEC”) made or to be made by ArcelorMittal, including ArcelorMittal’s Annual Report on Form 20-F for the year ended December 31, 2011 filed with the SEC. ArcelorMittal undertakes no obligation to publicly update its forward-looking statements, whether as a result of new information, future events, or otherwise.

ARCELORMITTAL FIRST QUARTER 2012 RESULTS

ArcelorMittal, the world’s leading steel company, today announced results for the three month period ended March 31, 2012.

Corporate social responsibility and safety performance
Health and safety - Own personnel and contractors lost time injury frequency rate2

Health and safety performance, based on own personnel figures and contractors lost time injury frequency rate, improved to 1.1x in first quarter of 2012 (“1Q 2012”) as compared to 1.2x for the fourth quarter of 2011 (“4Q 2011”) and 1.4x for the first quarter of 2011 (“1Q 2011”), with significant improvements primarily in Flat Carbon Americas partially offset by deterioration in the Mining segment. All other segment’s performance remained relatively constant quarter on quarter.

Own Personnel and contractors - Frequency Rate
Lost time injury frequency rate	1Q 12	4Q 11	3Q 11	2Q 11	1Q 11
Total Mines	1.0	0.5	1.2	1.6	0.9

Lost time injury frequency rate	1Q 12	4Q 11	3Q 11	2Q 11	1Q 11
Flat Carbon Americas	0.9	1.9	1.7	2.0	1.9
Flat Carbon Europe	1.5	1.5	1.6	1.5	1.9
Long Carbon Americas and Europe	1.0	1.1	1.7	1.6	1.2
AACIS	0.6	0.6	0.9	0.5	0.7
Distribution Solutions	2.1	2.2	4.4	3.2	3.5
Total Steel	1.1	1.3	1.6	1.5	1.5

Lost time injury frequency rate	1Q 12	4Q 11	3Q 11	2Q 11	1Q 11
Total (Steel and Mines)	1.1	1.2	1.5	1.5	1.4

Key corporate social responsibility highlights for 1Q 2012

•   ArcelorMittal has shared the top position as the world’s most admired metals company in Fortune magazine’s 2012 corporate reputation survey. Over 10,000 executives, directors and analysts rated companies on nine metrics, including product quality, social responsibility, research and development, managerial strength and financial soundness to produce a list of industry champions.

•   ArcelorMittal USA has received the Energy Star Award for Sustained Excellence, for the fifth consecutive year. In 2008, ArcelorMittal USA became the first steel company – and remains the only steel company – to achieve this Energy Star distinction. This award received for the fifth time, recognizes ArcelorMittal USA for continuing to advance new energy strategies.

•   ArcelorMittal’s Long Carbon Americas business was granted the certificate of environmental quality known as the ‘ABNT Ecological Label’, by the Brazilian Association of Technical Standards (ABNT), and is the first steel producer to receive this recognition.  The certification allows customers to identify environmentally-friendly products within the civil construction industry.

Analysis of results for 1Q 2012 versus 4Q 2011 and 1Q 2011

ArcelorMittal recorded a net income for 1Q 2012 of $11 million, or $0.01 per share, as compared with net loss of $1.0 billion, or $0.65 loss per share, for 4Q 2011, and a net income of $1.1 billion, or $0.69 per share, for 1Q 2011.

Total steel shipments for 1Q 2012 were 22.2 million metric tonnes as compared with 20.6 million metric tonnes for 4Q 2011 and 22.0 million metric tonnes for 1Q 2011.

Sales for 1Q 2012 increased by 1.1% to $22.7 billion as compared with $22.4 billion for 4Q 2011, and were up 2.3% as compared with $22.2 billion for 1Q 2011.  Sales were higher during 1Q 2012 as compared to 4Q 2011 primarily due to higher steel shipment volumes (+8.1%) offset in part by lower average steel selling prices (-2.9%) and foreign exchange.

Depreciation amounted to $1.1 billion for 1Q 2012, compared to $1.2 billion for 4Q 2011 and $1.1 billion for 1Q 2011.

Impairment charges for 1Q 2012 totaled $69 million, primarily related to the extended idling of the electric arc furnace and continuous caster at the Schifflange site in Luxembourg (Long Carbon Europe). Impairment charges for 4Q 2011 totaled $228 million, including $151 million related to the extended idling of the Madrid electric arc furnace (Long Carbon Europe) and $56 million relating to assets within the Flat Carbon Europe perimeter. Impairment charges for 1Q 2011 totaled $18 million.

Restructuring charges for 1Q 2012 totaled $107 million and consisted of costs associated with the implementation of the Asset Optimisation Plan primarily impacting Flat Carbon Europe and Long Carbon Europe operations. Restructuring charges for 4Q 2011 totalled $219 million and consisted of costs associated with the implementation of the Asset Optimisation Plan primarily impacting Flat Carbon Europe and Long Carbon Europe operations, as well as various Distribution Solution entities. There were no such restructuring charges in 1Q 2011.

Operating income for 1Q 2012 was $663 million, as compared with $47 million for 4Q 2011 and $1.4 billion for 1Q 2011. Operating income during 1Q 2012 was positively impacted by changes to the employee benefit plans at Dofasco, leading to curtailment gains of $241 million.

Operating performance for 1Q 2012 was positively impacted by $159 million of dynamic delta hedge (DDH) income recognised during the quarter. Operating performance for 4Q 2011 was positively impacted by $163 million of DDH income recognised during the quarter and by a net gain of $93 million recorded on the sale of carbon dioxide credits, the proceeds of which will be re-invested in energy saving projects. Operating performance for 1Q 2011 was positively impacted by a non-cash gain of $336 million related to the reversal of provisions for inventory write-downs and for litigations and included a non-cash gain of $119 million relating to DDH income.

Loss from equity method investments and other income in 1Q 2012 was $14 million, as compared to income of $177 million in 4Q 2011 and $148 million for 1Q 2011. The net impact from the partial sale of the Company’s stake in Erdemir7 and the agreed sale of Enovos8 resulted in a net loss of $85 million. After considering acquisition costs, net of dividends received both transactions will be cash positive.

Net interest expense (including interest expense and interest income) increased to $461 million for 1Q 2012 from $429 million for 4Q 2011. Net interest expense increased in 1Q 2012 due to higher net debt and also a reduction in interest income due to lower cash balances in subsidiaries. Net interest expense for 1Q 2011 was $459 million.

Due to exchange rate effects, foreign exchange and other net financing losses were $347 million for 1Q 2012 as compared to gains of $26 million for 4Q 2011 and losses of $667 million for 1Q 2011.

ArcelorMittal recorded an income tax benefit of $190 million for 1Q 2012, as compared to an expense of $833 million for 4Q 2011. The 4Q 2011 income tax expense was higher due to lower recognition of deferred taxes following dividend upstreaming which prevented interest deductibility in Luxembourg, partial reversal of deferred taxes in our Belgian operations triggered by changes in local tax legislation, and reversal of deferred tax assets in Spain imposed by time limitations for compensation of tax losses. Income tax benefit in 1Q 2011 was $166 million.

Gains attributable to non-controlling interests for 1Q 2012 was $5 million as compared with losses of $25 million for 4Q 2011 and gains of $11 million for 1Q 2011.

Capital expenditure projects

The following tables summarize the Company’s principal growth and optimization projects involving significant capital expenditures.

Completed Projects in Most Recent 4 Quarters

Segment	Site	Project	Capacity / particulars	Actual Completion
Mining	Liberia mines	Greenfield Liberia	Iron ore production of 4mt / year (Phase 1)	3Q 11(a)

Ongoing (b) Projects

Segment	Site	Project	Capacity / particulars	Forecasted Completion
Mining	Andrade Mines (Brazil)	Andrade expansion	Increase iron ore production to 3.5mt / year	4Q 2012
Mining	ArcelorMittal Mines Canada	Replacement of spirals for enrichment	Increase iron ore production by 0.8mt / year	2013
Mining	ArcelorMittal Mines Canada	Expansion project	Increase concentrator capacity by 8mt/year (16 to 24mt/y)	2013
FCA	ArcelorMittal Dofasco (Canada)	Optimization of galvanizing and galvalume operations	Optimize cost and increase galvalume production by 0.1mt / year	On hold
FCA	ArcelorMittal Vega Do Sul (Brazil)	Expansion project	Increase HDG capacity by 0.6mt / year and CR capacity by 0.7mt / year	On hold
LCA	Monlevade (Brazil)	Wire rod production expansion	Increase in capacity of finished products by 1.15mt / year	On hold

a)   Iron ore mining production commenced in 2011 with 1 million tonnes produced.  The targeted iron ore production in 2012 is 4 million tonnes.  As previously announced, the Company is considering a Phase 2 expansion that would lead to annual production of 15 million tonnes by 2015.  This would require substantial investment in a concentrator, the approval process of which remains in the final stages.
b)   Ongoing projects refer to projects for which construction has begun (excluding various projects that are under development), or have been placed on hold pending improved operating conditions.

Analysis of segment operations

Flat Carbon Americas

(USDm) unless otherwise shown	1Q 12	4Q 11	3Q 11	2Q 11	1Q 11
Sales	$5,270	$5,030	$5,499	$5,567	$4,939
EBITDA	632	237	420	924	528
Operating income	407	1	193	697	307

Crude steel production (Mt)	6,249	6,009	5,866	6,277	6,063
Steel shipments (Mt)	5,672	5,458	5,708	5,520	5,563
Average steel selling price (US$/t)	886	868	910	961	830
EBITDA/tonne (US$/t)	111	43	74	167	95
Operating income /tonne (US$/t)	72	0	34	126	55

Flat Carbon Americas crude steel production increased 4.0% to 6.2 million tonnes for 1Q 2012, as compared to 6.0 million tonnes for 4Q 2011, driven by strong market demand in North America (following seasonal weakness in 4Q 2011).

Steel shipments for 1Q 2012 were 5.7 million tonnes, 3.9% higher than 4Q 2011. Higher shipments from North American operations were partially offset by lower shipments in Brazil, which was impacted by a weak slab market.

Sales in the Flat Carbon Americas segment were $5.3 billion for 1Q 2012, an increase of 4.8% as compared to $5.0 billion for 4Q 2011. Sales increased primarily due to higher average steel selling prices (+2.1%) and steel shipment volumes.

EBITDA in 1Q 2012 increased by 166.7% to $632 million as compared to $237 million in 4Q 2011, driven by a positive price-cost squeeze, higher steel shipment volumes and the positive impact of changes to the employee benefit plans at Dofasco which resulted in curtailment gains of $241 million4.

Flat Carbon Europe

(USDm) unless otherwise shown	1Q 12	4Q 11	3Q 11	2Q 11	1Q 11
Sales	$7,719	$7,003	$7,696	$8,551	$7,812
EBITDA	130	26	367	636	471
Operating income / (loss)	(284)	(569)	(106)	245	106

Crude steel production (Mt)	7,182	6,619	7,390	7,870	7,631
Steel shipments (Mt)	7,461	6,188	6,385	7,166	7,384
Average steel selling price (US$/t)	861	954	1,021	1,026	928
EBITDA/tonne (US$/t)	17	4	57	89	64
Operating income (loss) /tonne (US$/t)	(38)	(92)	(17)	34	14

Flat Carbon Europe crude steel production amounted to 7.2 million tonnes for 1Q 2012, an increase of 8.5% as compared to 6.6 million tonnes for 4Q 2011, primarily due to stronger export activity.

Steel shipments for 1Q 2012 were 7.5 million tonnes, an increase of 20.6% as compared to 6.2 million tonnes for 4Q 2011. Steel shipments increased due to better domestic demand following improved sentiment and the end of destocking activity.

Sales in the Flat Carbon Europe segment were $7.7 billion for 1Q 2012, an increase of 10.2% as compared to $7.0 billion for 4Q 2011. Sales increased primarily due to higher steel shipments volumes offset in part by lower average steel selling prices (-9.7%).

EBITDA for 1Q 2012 was $130 million, as compared to $26 million for 4Q 2011, primarily driven by higher steel shipment volumes and lower cost, partially offset by lower prices. EBITDA for 1Q 2012 includes $159 million of DDH income recognised during the quarter. EBITDA for 4Q 2011 was positively impacted by $163 million of DDH income recognised during the quarter and by a net gain of $93 million recorded on the sale of carbon dioxide credits.

Operating performance in 1Q 2012 was negatively impacted by restructuring costs totalling $56 million associated with the separation schemes primarily relating to Polish entities as part of the implementation of the Asset Optimisation Plan. Operating performance in 4Q 2011 was negatively impacted by impairment charges of $56 million and restructuring costs of $143 million associated with the implementation of the Asset Optimisation Plan.

Long Carbon Americas and Europe

(USDm) unless otherwise shown	1Q 12	4Q 11	3Q 11	2Q 11	1Q 11
Sales	$5,763	$5,936	$6,676	$6,664	$5,889
EBITDA	437	338	438	610	480
Operating income / (loss)	110	(107)	185	358	210

Crude steel production (Mt)	5,785	5,474	5,611	6,414	6,059
Steel shipments (Mt)	5,738	5,846	5,984	6,167	5,872
Average steel selling price (US$/t)	910	906	967	973	902
EBITDA/tonne (US$/t)	76	58	73	99	82
Operating income (loss) /tonne (US$/t)	19	(18)	31	58	36

Long Carbon Americas and Europe crude steel production amounted to 5.8 million tonnes for 1Q 2012, an increase of 5.7% as compared to 5.5 million tonnes for 4Q 2011.

Steel shipments for 1Q 2012 were 5.7 million tonnes, a decrease of 1.8% as compared to 5.8 million tonnes for 4Q 2011.

Sales in the Long Carbon Americas and Europe segment were $5.8 billion for 1Q 2012, a decrease of 2.9%, as compared to $5.9 billion for 4Q 2011. Sales decreased primarily due to lower steel shipments.

EBITDA for 1Q 2012 was $437 million, a 29.3% increase as compared to $338 million for 4Q 2011 primarily driven by a positive price cost squeeze.

Operating performance in 1Q 2012 was negatively impacted by restructuring costs totalling $46 million associated with the implementation of the Asset Optimisation Plan primarily relating to Spanish entities. Additionally, due to ongoing construction market weakness impairment charges totalling $61 million were recorded during 1Q 2012 associated with the extended idling of the electric arc furnace and continuous caster at the Schifflange site in Luxembourg. Operating result in the 4Q 2011 was negatively impacted by impairment charges of $160 million and restructuring costs of $37 million associated with the implementation of the Asset Optimisation Plan.

Asia Africa and CIS (“AACIS”)

(USDm) unless otherwise shown	1Q 12	4Q 11	3Q 11	2Q 11	1Q 11
Sales	$2,787	$2,733	$2,619	$2,857	$2,570
EBITDA	160	238	284	462	254
Operating income	2	93	162	341	125

Crude steel production (Mt)	3,615	3,579	3,493	3,830	3,706
Steel shipments (Mt)	3,353	3,065	3,005	3,304	3,142
Average steel selling price (US$/t)	705	713	771	768	691
EBITDA/tonne (US$/t)	48	78	95	140	81
Operating income /tonne (US$/t)	1	30	54	103	40

AACIS segment crude steel production was 3.6 million tonnes for 1Q 2012, an increase of 1.0% as compared to 3.6 million tonnes for 4Q 2011.

Steel shipments for 1Q 2012 amounted to 3.4 million tonnes, an increase of 9.4% as compared to 3.1 million tonnes for 4Q 2011, primarily due to improved market demand in Africa.

Sales in the AACIS segment were $2.8 billion for 1Q 2012, an increase of 2.0% as compared to $2.7 billion for 4Q 2011 primarily due to higher steel shipments, offset by lower average steel selling prices (-1.1%).

EBITDA for 1Q 2012 was $160 million, 32.8% lower as compared to $238 million for 4Q 2011, with an improvement from our African operations more than offset by a negative price-cost squeeze in CIS operations.

Distribution Solutions

(USDm) unless otherwise shown	1Q 12	4Q 11	3Q 11	2Q 11	1Q 11
Sales	$4,431	$4,876	$4,899	$5,019	$4,261
EBITDA	35	(19)	48	115	127
Operating income / (loss)	(10)	(109)	8	69	84

Steel shipments (Mt)	4,589	4,957	4,607	4,594	4,202
Average steel selling price (US$/t)	919	948	1,010	1,040	973

Shipments in the Distribution Solutions segment for 1Q 2012 were 4.6 million tonnes, a decrease of 7.4% as compared to 5.0 million tonnes for 4Q 2011.

Sales in the Distribution Solutions segment for 1Q 2012 were $4.4 billion, a decrease of 9.1% as compared to $4.9 billion for 4Q 2011, due primarily to lower steel shipment volumes and lower average steel selling prices (-3.1%).

EBITDA for 1Q 2012 was $35 million, as compared to EBITDA loss of $19 million for 4Q 2011. Operating result in the 4Q 2011 was negatively impacted by restructuring costs of $40 million associated with the implementation of the Asset Optimisation Plan.

Mining

USDm unless otherwise shown	1Q 12	4Q 11	3Q 11	2Q 11	1Q 11
Sales10	$1,271	$1,805	$1,678	$1,657	$1,128
EBITDA	478	779	842	835	607
Operating income	349	632	725	718	493

Own iron ore production (a) (Mt)	13.2	15.1	14.1	13.1	11.8
Iron ore shipped externally and internally and reported at market price (b) (Mt)	6.8	8.5	6.7	7.0	5.9

Own coal production(a) (Mt)	2.1	2.2	2.1	2.1	1.9
Coal shipped externally and internally and reported at market price(b) (Mt)	1.2	1.3	1.2	1.3	1.1

(a)  Own iron ore and coal production not including strategic long-term contracts
(b)  Iron ore and coal shipments of market-priced based materials include the Company’s own mines, and share of production at other mines, and exclude supplies under strategic long-term contracts

Own iron ore production (not including supplies under strategic long-term contracts) decreased 12.6% to 13.2 million tonnes for 1Q 2012, as compared to 15.1 million tonnes for 4Q 2011, primarily due to lower production from Canada and Serra Azul due to seasonal factors.  Own iron ore production (not including supplies under strategic long-term contracts) increased 12.1% to 13.2 million tonnes for 1Q 2012, as compared to 11.8 million tonnes for 1Q 2011, primarily due to higher production from Liberia.

Own coal production (not including supplies under strategic long-term contracts) for 1Q 2012 decreased by 4.9%, to 2.1 million tonnes as compared to 2.2 million tonnes for 4Q 2011. Own coal production (not including supplies under strategic long-term contracts) for 1Q 2012 increased by 9.5% to 2.1 million tonnes as compared to 1.9 million tonnes for 1Q 2011.

EBITDA attributable to the Mining segment for 1Q 2012 was $478 million, 38.6% lower as compared to $779 million for 4Q 2011, primarily due to lower marketable shipments and lower average selling prices following the change to the seaborne benchmark pricing system impacting a substantial portion of marketable volumes. EBITDA attributable to the Mining segment was $607 million for 1Q 2011.

Liquidity and Capital Resources

For 1Q 2012, net cash provided by operating activities was $0.5 billion, compared to net cash provided by operating activities of $2.9 billion for 4Q 2011. Cash flow from operating activities for 1Q 2012 included a $0.3 billion investment in operating working capital (due to seasonal pickup ahead of a seasonally strong second quarter) as compared to a release of operating working capital of $1.8 billion in 4Q 2011. Rotation days11 increased to 69 days during 1Q 2012 from 67 days in 4Q 2011.

Net cash used in investing activities for 1Q 2012 was $1.0 billion, as compared to $0.5 billion for 4Q 2011. Capital expenditures decreased to $1.2 billion for 1Q 2012 as compared to $1.5 billion for 4Q 2011. The Company is focusing only on core growth capex in its mining business given attractive return profiles of projects under construction. Some planned steel investments remain suspended.

Other investing activities in 1Q 2012 of $285 million include an inflow of $264 million from the partial sale of Erdemir. Taking into account acquisition cost net of dividends received, the disposal of the 6.25% stake in Erdemir was cash positive. Other investing activities in 4Q 2011 of $941 million include an inflow of $796 million from the sale of the Company’s stake in MacArthur Coal and $129 million relating to the sale of the Company’s 12% stake in Baosteel-NSC/Arcelor (BNA) Automotive Co.

Net cash provided by financing activities for 1Q 2012 was $1.4 billion, as compared to cash used by financing activities of $1.2 billion for 4Q 2011. During 1Q 2012, the Company issued €500 million 4.500% Notes due 2018 under its €3 billion wholesale Euro Medium Term Notes Programme as well as three series of US dollar denominated notes, consisting of $500 million 3.750% Notes due 2015, $1.4 billion 4.500% Notes due 2017 and $1.1 billion 6.250% Notes due 2022.  The proceeds from these issuances were used to refinance existing indebtedness including a repayment of the Company’s syndicated credit facility. Furthermore, as part of a cash tender offer, the Company accepted for purchase $298,608,000 principal amount of its 5.375% Notes due 2013 for a total aggregate purchase price (including accrued interest) of $313,823,079; the remaining outstanding principal amount of such Notes is $1,201,392,000. During 4Q 2011, the Company repaid loans for a net amount of $816 million primarily related to commercial paper and bank loans.

Additionally, during 1Q 2012, the Company paid dividends amounting to $294 million as compared to $289 million in 4Q 2011.

At March 31, 2012, the Company’s cash and cash equivalents (including restricted cash and short-term investments) amounted to $4.9 billion as compared to $3.9 billion at December 31, 2011. As of March 31, 2012, net debt increased by $1.1 billion to $23.6 billion, as compared with $22.5 billion at December 31, 2011, driven by decreased cash flow from operations, foreign exchange losses (effect of USD depreciation on euro denominated debt) and dividends paid, offset in part by inflow from the partial Erdemir divestment. The Company will continue to seek to reduce net debt through its focus on working capital management and non-core asset disposals.

The Company had liquidity12 of $15.2 billion at March 31, 2012, an increase of $2.8 billion as compared with liquidity of $12.5 billion at December 31, 2011, consisting of cash and cash equivalents (including restricted cash and short-term investments) of $4.9 billion and $10.3 billion of available credit lines.  Also our average debt maturity has extended to 6.4 years as at March 31, 2012.

Update on management gains program and asset optimization plan

At the end of 1Q 2012, the Company’s annualized sustainable management gains increased to $4.2 billion as compared to $4.0 billion at 4Q 2011. The Company maintains its target to reach management gains of $4.8 billion from sustainable SG&A, fixed and variable cost reductions and continuous improvement by the end of 2012.

Progress has been made on the Asset Optimization Plan launched in September 2011 to generate an annualized $1 billion sustainable EBITDA improvement by the end of 2012:

•   In 3Q 2011 the Company announced its intention to close two blast furnaces, sinter plant, steel shop and continuous casters in Liege, Belgium; legal procedure with employee representatives are ongoing;
•           In 4Q 2011  the Company announced the extended idling of its electric arc furnace in Madrid and further restructuring costs at certain other Spanish, Czech Republic and AMDS operations; and
•   In 1Q 2012 the Company announced the extended idling of its electric arc furnace and continuous caster at the Schifflange site in Luxembourg and further optimization in Poland and Spain.

Recent developments

•   On May 8, 2012, the annual general meeting and extraordinary general meeting of shareholders held in Luxembourg approved all resolutions on their respective agendas by a large majority.  A total of 1,021,492,703 shares, or 65.44% of the Company's share capital, were present or represented at the general meetings. The shareholders elected Mr. Tye Burt, President and Chief Executive Officer of Kinross Gold Corporation, a Toronto and New York Stock Exchange listed gold mining company, as a new independent director of ArcelorMittal, and re-elected Mr. Wilbur L. Ross and Mr. Narayanan Vaghul as independent directors for a term of three years each. In addition, the shareholders approved grants under the Restricted Share Unit Plan and the Performance Share Unit Plan in relation to 2012. The shareholders also approved a number of changes to the Articles of Association, mainly to bring them in line with recent important legal developments in Luxembourg, including the EU Shareholders' Rights Directive. Finally, the shareholders approved an increase in the Company's authorised share capital by an amount equal to 10% of its current issued share capital.

•   On April 26, 2012, ArcelorMittal announced that a scoping study has identified the potential to utilize ArcelorMittal Mines Canada’s existing infrastructure system to increase annual production of iron-ore concentrate to 30 million tonnes per annum. Several development options are currently being considered and further expansions beyond that currently under implementation are being investigated. In May 2011, the Company announced that it had launched an investment program to increase annual production at ArcelorMittal Mines Canada from 16 to 24 million tonnes per annum by 2013. This investment program is currently under implementation. Pre-feasibility and feasibility studies will now be commissioned for the production increase to 30 million tonnes per annum.

•   On Apr 4, 2012 ArcelorMittal Luxembourg entered into an agreement to divest its 23.48% interest in Enovos International SA to a fund managed by AXA Private Equity for a purchase price of EUR 330 million.  The purchase price is split with EUR 165 million payable at closing, with the remaining portion deferred for up to two years.  Interest will accrue on the deferred portion.  Closing of the transaction is subject to customary closing conditions and is expected to occur prior to June 30, 2012.  Divestment of this minority interest is in line with ArcelorMittal’s announced strategy of selective divestment of non-core assets.

•   On March 29, 2012, ArcelorMittal issued €500 million 4.500 % Notes due March 29, 2018. The notes were issued under the Company’s €3 billion wholesale Euro Medium Term Notes Programme, with the proceeds of the issuance used to refinance existing indebtedness.

•   On March 28, 2012, ArcelorMittal announced that it had successfully sold 6.25% of Erdemir by way of a single accelerated bookbuilt offering to institutional invetors. Taking into account acquisition cost net of dividends, the disposal was cash positive. Following the transaction, ArcelorMittal holds approximately 18.7% of Erdemir’s share capital, which would decline to approximately 12.5% if all of the warrants issued are exercised. ArcelorMittal agreed to a 365 day lock-up period on its remaining stake in Erdemir.

•   On March 2, 2012, ArcelorMittal announced the results of its cash tender offer that had been launched on February 23, 2012 to purchase any and all of its 5.375% Notes due June 1, 2013. ArcelorMittal accepted for purchase $298,608,000 principal amount of Notes for a total aggregate purchase price (including accrued interest) of $313,823,079. Upon settlement for all of the Notes accepted pursuant to the Offer, the remaining outstanding principal amount of Notes is $1,201,392,000.

•   On February 23, 2012 ArcelorMittal completed the pricing of three series of US dollar denominated notes, consisting of $500 million aggregate principal amount of its 3.750% Notes due 2015, $1.4 billion aggregate principal amount of its 4.500% Notes due 2017 and $1.1 billion aggregate principal amount of its 6.250% Notes due 2022. The proceeds to ArcelorMittal (before expenses), amounting to approximately $2.976 billion, have been used to refinance existing indebtedness.

Outlook and guidance

Steel shipments in 2Q 2012 are expected to be similar to 1Q 2012 levels while the Mining segment is expected to benefit from seasonally higher iron ore shipments. All segments are expected to show improved underlying profitability in 2Q 2012 as compared to 1Q 2012. As a result, the Company maintains its guidance that 1H 2012 EBITDA is expected to be higher than the 2H 2011 level.

A reduction in net debt is anticipated in 2Q 2012 through improved operating cashflows and further non-core asset divestments, per the Company’s stated objective to retain its investment grade credit rating.

ARCELORMITTAL CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

In millions of U.S. dollars	March 31,	December 31,	March 31,
	2012	2011	2011
ASSETS
Cash and cash equivalents including restricted cash	$4,934	$3,905	$3,872
Trade accounts receivable and other	7,939	6,452	7,994
Inventories	21,204	21,689	21,595
Prepaid expenses and other current assets	3,530	3,559	4,605
Assets held for sales and distribution	437	-	-
Total Current Assets	38,044	35,605	38,066

Goodwill and intangible assets	14,205	14,053	15,051
Property, plant and equipment	54,998	54,251	55,477
Investments in affiliates and joint ventures	7,254	9,040	10,778
Deferred tax assets	6,639	6,081	7,479
Other assets	3,830	2,850	3,233
Total Assets	$124,970	$121,880	$130,084

LIABILITIES AND SHAREHOLDERS’ EQUITY
Short-term debt and current portion of long-term debt	$2,991	$2,784	$3,718
Trade accounts payable and other	12,879	12,836	14,731
Accrued expenses and other current liabilities	8,276	8,204	8,508
Total Current Liabilities	24,146	23,824	26,957

Long-term debt, net of current portion	25,523	23,634	22,758
Deferred tax liabilities	3,681	3,680	3,997
Other long-term liabilities	10,334	10,265	11,372
Total Liabilities	63,684	61,403	65,084

Equity attributable to the equity holders of the parent	57,406	56,690	61,161
Non–controlling interests	3,880	3,787	3,839
Total Equity	61,286	60,477	65,000
Total Liabilities and Shareholders’ Equity	$124,970	$121,880	$130,084

ARCELORMITTAL CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

In millions of U.S. dollars unless otherwise shown	Three months ended
	March 31, 2012	December 31, 2011	March 31, 2011
Sales	$22,703	$22,449	$22,184
Depreciation	(1,133)	(1,220)	(1,133)
Impairment	(69)	(228)	(18)
Restructuring charges	(107)	(219)	-
Operating income	663	47	1,431
Operating margin %	2.9%	0.2%	6.5%

Income / (loss) from equity method investments and other income	(14)	177	148
Net interest expense	(461)	(429)	(459)
Mark to market on convertible bonds	(15)	(13)	-
Foreign exchange and other net financing gains /(losses)	(347)	26	(667)
Income / (loss) before taxes and non-controlling interest	(174)	(192)	453
Current tax	(136)	(185)	(314)
Deferred tax	326	(648)	480
Income tax benefit / (expense)	190	(833)	166
Income / (loss) from continuing operations including non-controlling interests	16	(1,025)	619
Non-controlling interests (relating to continuing operations)	(5)	25	(11)
Income / (loss) from continuing operations	11	(1,000)	608
Income from discontinued operations, net of tax	-	-	461
Net income / (loss) attributable to owners of the parent	$11	$(1,000)	$1,069

Basic earnings / (loss) per common share ($)	0.01	(0.65)	0.69
Diluted earnings / (loss) per common share ($)	0.01	(0.65)	0.69

Weighted average common shares outstanding (in millions)	1,549	1,549	1,549
Adjusted diluted weighted average common shares outstanding (in millions)	1,549	1,549	1,550

EBITDA3	$1,972	$1,714	$2,582
EBITDA Margin %	8.7%	7.6%	11.6%

OTHER INFORMATION
Total iron ore production13 (million metric tonnes)	15.0	18.3	13.6
Crude steel production (million metric tonnes)	22.8	21.7	23.5
Total shipments of steel products14 (million metric tonnes)	22.2	20.6	22.0

Employees (in thousands)	258	261	264

ARCELORMITTAL CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

In millions of U.S. dollars	Three Months Ended
	March 31, 2012	December 31, 2011	March 31, 2011
Operating activities:
Income / (loss) from continuing operations	$11	$(1,000)	$608
Adjustments to reconcile income (loss) to net cash provided by operations:
Non-controlling interest	5	(25)	11
Depreciation and impairment	1,202	1,448	1,151
Restructuring charges	107	219	-
Deferred income tax	(326)	648	(480)
Change in operating working capital15	(288)	1,843	(1,844)
Other operating activities (net)	(206)	(255)	(554)
Net cash (used in) provided by operating activities - Continued operations	505	2,878	(1,108)
Net cash used in operating activities - Discontinued operations	-	-	(190)
Net cash (used in) provided by operating activities	505	2,878	(1,298)
Investing activities:
Purchase of property, plant and equipment and intangibles	(1,249)	(1,475)	(1,031)
Other investing activities (net)	285	941	541
Net cash used in investing activities - Continued operations	(964)	(534)	(490)
Net cash used in investing activities - Discontinued operations	-	-	(105)
Net cash used in investing activities	(964)	(534)	(595)
Financing activities:
Proceeds/ (payments) relating to payable to banks and long-term debt	1,727	(816)	(487)
Dividends paid	(294)	(289)	(294)
Acquisition of non-controlling interest	-	(10)	(91)
Other financing activities (net)	(35)	(37)	92
Net cash (used in) provided by financing activities - Continued operations	1,398	(1,152)	(780)
Net cash used in financing activities - Discontinued operations	-	-	(8)
Net cash (used in) provided by financing activities	1,398	(1,152)	(788)
Net (decrease) increase in cash and cash equivalents	939	1,192	(2,681)
Effect of exchange rate changes on cash	90	(85)	141
Change in cash and cash equivalents	$1,029	$1,107	$(2,540)

Appendix 1a: Key financial and operational information - First Quarter of 2012

USDm unless otherwise shown	Flat Carbon Americas	Flat Carbon Europe	Long Carbon Americas and Europe	AACIS	Distribution Solutions	Mining
FINANCIAL INFORMATION

Sales	$5,270	$7,719	$5,763	$2,787	$4,431	$1,271
Depreciation	(225)	(358)	(220)	(150)	(40)	(129)
Impairment	-	-	(61)	(8)	-	-
Restructuring charges	-	(56)	(46)	-	(5)	-
Operating income / (loss)	407	(284)	110	2	(10)	349
Operating margin (as a % of sales)	7.7%	(3.7%)	1.9%	0.1%	(0.2%)	27.5%

EBITDA3	632	130	437	160	35	478
EBITDA margin (as a % of sales)	12.0%	1.7%	7.6%	5.8%	0.8%	37.6%
Capital expenditure16	211	261	229	141	25	376

OPERATIONAL INFORMATION
Crude steel production (Thousand MT)	6,249	7,182	5,785	3,615	-	-
Steel shipments (Thousand MT)	5,672	7,461	5,738	3,353	4,589	-
Average steel selling price ($/MT)17	886	861	910	705	919	-

MINING INFORMATION (Million Mt)
Iron ore production13	-	-	-	-	-	15.0
Coal production13	-	-	-	-	-	2.3
Iron ore shipped externally and internally and reported at market price5	-	-	-	-	-	6.8
Iron ore shipped internally and reported at cost-plus5	-	-	-	-	-	4.8
Coal shipped externally and internally and reported at market price5	-	-	-	-	-	1.2
Coal shipped internally and reported at cost-plus5	-	-	-	-	-	0.8

 Appendix 1b: Key financial and operational information – Twelve Months of 2011

USDm unless otherwise shown	Flat Carbon Americas	Flat Carbon Europe	Long Carbon Americas and Europe	AACIS	Distribution Solutions	Mining
FINANCIAL INFORMATION

Sales	$21,035	$31,062	$25,165	$10,779	$19,055	$6,268
Depreciation	(903)	(1,540)	(1,005)	(517)	(179)	(491)
Impairment	(8)	(141)	(178)	-	-	(4)
Restructuring charges	-	(143)	(37)	-	(40)	-
Operating income / (loss)	1,198	(324)	646	721	52	2,568
Operating margin (as a % of sales)	5.7%	(1.0%)	2.6%	6.7%	0.3%	41.0%

EBITDA3	2,109	1,500	1,866	1,238	271	3,063
EBITDA margin (as a % of sales)	10.0%	4.8%	7.4%	11.5%	1.4%	48.9%
Capital expenditure16	664	1,004	1,119	613	152	1,269

OPERATIONAL INFORMATION
Crude steel production (Thousand MT)	24,215	29,510	23,558	14,608	-	-
Steel shipments (Thousand MT)	22,249	27,123	23,869	12,516	18,360	-
Average steel selling price ($/MT) 17	892	982	937	736	993	-

MINING INFORMATION (Million Mt)
Iron ore production13	-	-	-	-	-	65.2
Coal production13	-	-	-	-	-	8.9
Iron ore shipped externally and internally and reported at market price 5	-	-	-	-	-	28.0
Iron ore shipped internally and reported at cost-plus5	-	-	-	-	-	23.6
Coal shipped externally and internally and reported at market price5	-	-	-	-	-	4.9
Coal shipped internally and reported at cost-plus5	-	-	-	-	-	3.3

Appendix 2a: Steel Shipments by geographical location18

(Amounts in thousands tonnes)	1Q 12	4Q 11	3Q 11	2Q 11	1Q 11
Flat Carbon Americas:	5,672	5,458	5,708	5,520	5,563
North America	4,538	4,206	4,271	4,186	4,421
South America	1,134	1,252	1,437	1,334	1,142

Flat Carbon Europe:	7,461	6,188	6,385	7,166	7,384

Long Carbon Americas and Europe:	5,738	5,846	5,984	6,167	5,872
North America	1,146	1,134	1,190	1,187	1,073
South America	1,280	1,448	1,471	1,404	1,337
Europe	3,056	2,993	3,037	3,315	3,202
Other19	256	271	286	261	260

AACIS:	3,353	3,065	3,005	3,304	3,142
Africa	1,267	980	1,109	1,263	1,272
Asia, CIS & Other	2,086	2,085	1,896	2,041	1,870

Appendix 2b: Steel EBITDA3 by geographical location

Amounts in USDm	1Q 12	4Q 11	3Q 11	2Q 11	1Q 11
Flat Carbon Americas:	632	237	420	924	528
North America	521	166	366	681	402
South America	111	71	54	243	126

Flat Carbon Europe:	130	26	367	636	471

Long Carbon Americas and Europe:	437	338	438	610	480
North America	53	11	51	33	36
South America	235	196	227	278	238
Europe	96	58	84	233	143
Other19	53	73	76	66	63

AACIS:	160	238	284	462	254
Africa	100	9	-7	138	92
Asia, CIS & Other	60	229	291	324	162

Distribution Solutions:	35	-19	48	115	127

Appendix 2c:  Iron ore production (Million metric tonnes)

Million metric tonnes (a)	Type	Product	1Q 12	4Q 11	3Q 11	2Q 11	1Q 11
North America (b)	Open pit	Concentrate, lump, fines and pellets	7.2	8.0	7.8	7.2	6.7
South America	Open pit	Lump and fines	0.8	1.4	1.3	1.3	1.2
Europe	Open pit	Concentrate and lump	0.4	0.5	0.6	0.4	0.4
Africa	Open pit / Underground	Fines	1.3	1.3	0.7	0.4	0.2
Asia, CIS & Other	Open pit / Underground	Concentrate, lump, fines and sinter feed	3.5	3.9	3.7	3.7	3.3
Own iron ore production			13.2	15.1	14.1	13.1	11.8
North America (c)	Open pit	Pellets	0.5	1.9	1.8	0.9	0.0
Africa (d)	Open pit	Lump and fines	1.3	1.3	1.4	1.8	1.8
Strategic contracts - iron ore			1.8	3.2	3.3	2.8	1.8
Group			15.0	18.3	17.4	15.9	13.6

a)  Total of all finished production of fines, concentrate, pellets and lumps.
b)  Includes own mines and share of production from Hibbing (USA-62.30%) and Pena (Mexico-50%).
c)  Consists of two long-term supply contracts with Cleveland Cliffs for periods prior to 2011. On April 8, 2011, ArcelorMittal announced that it had reached a negotiated settlement with Cliffs Natural Resources Inc. (“Cliffs”) regarding all pending contract disputes related to the procurement of iron ore pellets for certain facilities in the U.S.  As part of the settlement, Cliffs and ArcelorMittal agreed to specific pricing levels for 2009 and 2010 pellet sales and related volumes and, beginning in 2011, to replace the previous pricing mechanism in one of the parties’ two iron ore supply agreements with a world market-based pricing mechanism. Accordingly beginning 1Q 2011, this excludes the long term supply contract for which the market-based pricing mechanism was reached.
d)    Includes purchases under a strategic agreement with Sishen/Thabazambi (South Africa). Prices for purchases under the July 2010 interim agreement with Kumba have been on a fixed-cost basis since March 1, 2010.

Appendix 2d: Iron ore shipments (Million metric tonnes)

Million metric tonnes	1Q 12	4Q 11	3Q 11	2Q 11	1Q 11
External sales – Third party	2.5	4.4	2.1	1.5	1.1

Internal sales – Market-priced	4.3	4.1	4.6	5.5	4.8

Internal sales – Cost-plus basis	4.8	6.8	6.9	6.2	3.7
Flat Carbon Americas	0.6	2.6	2.6	2.4	0.3
Long Carbon Americas and Europe	1.2	1.1	1.4	1.1	0.9
AACIS	3.0	3.2	2.9	2.7	2.5

Total sales	11.7	15.3	13.5	13.2	9.6

Strategic contracts	1.8	3.2	3.3	2.8	1.8
Flat Carbon Americas	0.5	1.9	1.8	0.9	0.0
AACIS	1.3	1.3	1.4	1.8	1.8

Total	13.5	18.5	16.8	15.9	11.5

Appendix 2e: Coal production (Million metric tonnes)

Million metric tonnes	1Q 12	4Q 11	3Q 11	2Q 11	1Q 11
North America	0.64	0.69	0.57	0.61	0.55
Asia, CIS & Other	1.47	1.53	1.53	1.45	1.38
Own coal production	2.11	2.22	2.10	2.06	1.93
North America(a)	0.08	0.14	0.05	0.08	0.06
Africa(b)	0.07	0.07	0.07	0.09	0.07
Strategic contracts - coal	0.15	0.21	0.12	0.17	0.13
Group	2.26	2.43	2.22	2.23	2.05
(a) Includes strategic agreement - prices on a cost-plus basis
(b) Includes long term lease - prices on a cost-plus basis

Appendix 2f: Coal shipment (Million metric tonnes)

Million metric tonnes	1Q 12	4Q 11	3Q 11	2Q 11	1Q 11
External sales - Third party	0.86	0.94	0.80	0.95	0.81
Internal sales - Market-priced	0.37	0.35	0.42	0.35	0.32
Internal sales (AACIS) - Cost-plus basis	0.80	0.82	0.83	0.77	0.89
Total sales	2.03	2.11	2.05	2.06	2.02
Strategic contracts	0.15	0.21	0.12	0.17	0.13
Total	2.18	2.31	2.17	2.23	2.14

 Appendix 3: Debt repayment schedule as of March 31, 2012

Debt repayment schedule ($ billion)	2012	2013	2014	2015	2016	>2016	Total
Term loan repayments
- Convertible bonds	-	-	2.2	-		-	2.2
- Bonds	-	3.2	1.3	2.2	1.8	12.5	21.0
Subtotal	-	3.2	3.5	2.2	1.8	12.5	23.2
LT revolving credit lines
- $6bn syndicated credit facility	-	-	-	-	-		-
- $4bn syndicated credit facility	-	-	-	-	-	-	-
- $0.3bn bilateral credit facility	-	-	-	-	-	-	-
Commercial paper20	1.1	-	-	-	-	-	1.1
Other loans	1.6	0.7	0.3	0.4	0.7	0.5	4.2
Total Gross Debt	2.7	3.9	3.8	2.6	2.5	13.0	28.5

Appendix 4: Credit lines available as of March 31, 2012

Credit lines available ($ billion)	Maturity	Equiv. $	Drawn	Available
- $6bn syndicated credit facility	18/03/2016	$6.0	$0.0	$6.0
- $4bn syndicated credit facility	06/05/2015	$4.0	$0.0	$4.0
- $0.3bn bilateral credit facility	30/06/2013	$0.3	$0.0	$0.3
Total committed lines		$10.3	$0.0	$10.3

Appendix 5: Other ratios

Ratios	1Q 12	4Q 11
Gearing21	38%	37%
Net debt to EBITDA ratio based on last twelve months EBITDA	2.5X	2.2X

Appendix 6: Earnings per share

In U.S. dollars	Three Months Ended
	Mar 31,	Dec 31,	Mar 31,
	2012	2011	2011
Earnings per share - Discontinued operations
Basic earnings per common share	-	-	0.30
Diluted earnings per common share	-	-	0.30
Earnings per share - Continued operations
Basic earnings / (loss) per common share	0.01	(0.65)	0.39
Diluted earnings / (loss) per common share	0.01	(0.65)	0.39
Earnings per share
Basic earnings / (loss) per common share	0.01	(0.65)	0.69
Diluted earnings / (loss) per common share	0.01	(0.65)	0.69

Appendix 7: EBITDA Bridge from 4Q 2011 to 1Q 2012

USD millions	EBITDA 4Q 11	Volume & Mix - Steel (a)	Volume & Mix - Mining (a)	Price-cost - Steel (b)	Price-cost - Mining (b)	Non -Steel EBITDA (c)	Other (d)	EBITDA 1Q 12
Group	1,714	496	(179)	(36)	(122)	(41)	140	1,972

a) The volume variance indicates the sales value gain/loss through selling a higher/lower volume compared to the reference period, valued at reference period contribution (selling price–variable cost). The product/shipment mix variance indicates sales value gain/loss through selling different proportion of mix (product, choice, customer, market including domestic/export), compared to the reference period contribution.
b) The price-cost variance is a combination of the selling price and cost variance. The selling price variance indicates the sales value gain/loss through selling at a higher/lower price compared to the reference period after adjustment for mix, valued with the current period volumes sold. The cost variance indicates increase/decrease in cost (after adjustment for mix, one time items, non-steel cost and others) compared to the reference period cost. Cost variance includes the gain/loss through consumptions of input materials at a higher price/lower price, movement in fixed cost, changes in valuation of inventory due to movement in capacity utilization etc.
c) Non-steel EBITDA variance primarily represents the gain/loss through the sale of by-products and services.
d) Other represents the gain/loss through movements in provisions including write downs, write backs of inventory, onerous contracts, reversal of provisions, dynamic delta hedge on raw materials, foreign exchange etc as compared to the reference period.

Appendix 8: Capex16

Capex (USDm)	1Q 12	4Q 11	3Q 11	2Q 11	1Q 11
Flat Carbon Americas	211	228	173	151	112
Flat Carbon Europe	261	238	266	239	261
Long Carbon Americas and Europe	229	359	280	229	251
AACIS	141	126	184	113	190
Distribution Solutions	25	58	34	32	28
Mining	376	453	319	297	200

Note: Table excludes others and eliminations.

Appendix 9: End notes

1 The financial information in this press release has been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). While the interim financial information included in this announcement has been prepared in accordance with IFRS applicable to interim periods, this announcement does not contain sufficient information to constitute an interim financial report as defined in International Accounting Standards 34, “Interim Financial Reporting”. Unless otherwise noted the numbers in the press release have not been audited. The financial information and certain other information presented in a number of tables in this press release have been rounded to the nearest whole number or the nearest decimal. Therefore, the sum of the numbers in a column may not conform exactly to the total figure given for that column. In addition, certain percentages presented in the tables in this press release reflect calculations based upon the underlying information prior to rounding and, accordingly, may not conform exactly to the percentages that would be derived if the relevant calculations were based upon the rounded numbers.

2 Lost time injury frequency rate equals lost time injuries per 1,000,000 worked hours, based on own personnel and contractors.

3 EBITDA is defined as operating income plus depreciation, impairment expenses and exceptional items.

4 ArcelorMittal Dofasco has made a number of changes to its pension plan and health and dental benefits. Employees at Dofasco will be transitioned from an existing defined benefit pension plan to a new defined contribution pension plan. Changes to health and dental benefits will result in an increase the portion of the cost of health benefits that are borne by participants in the plans. These changes resulted in a curtailment gain of $241 million in 1Q 2012.

5 Market price tonnes represent amounts of iron ore and coal from ArcelorMittal mines that could be sold to third parties on the open market.  Market priced tonnes that are not sold to third parties are transferred from the Mining segment to the Company’s steel producing segments and reported at the prevailing market price.  Shipments of raw materials that do not constitute market price tonnes are transferred internally and reported on a cost-plus basis.

6 Net debt refers to long-term debt, plus short-term debt, less cash and cash equivalents, restricted cash and short-term investments.

7 On March 28, 2012, ArcelorMittal announced that it had successfully completed an offering (through certain subsidiaries) of 134,317,503 shares and warrants in respect of a further 134,317,503 shares in Ereğli Demir ve Çelik Fabrikaları T.A.Ş. (“Erdemir”) generating total proceeds of TRY 478,170,311 by way of a single accelerated bookbuilt offering to institutional investors. Taking into account acquisition cost net of dividends received, the disposal of the 6.25% stake in Erdemir was cash positive (from an accounting point of view the transaction resulted in a gain of $0.1 billion which include the reclassification of reserves previously recorded in net equity). Following the transaction, ArcelorMittal holds approximately 18.7% of Erdemir’s share capital, which would decline to approximately 12.5% if all of the warrants are exercised. ArcelorMittal agreed to a 365 day lock-up period on its remaining stake in Erdemir. For every three shares purchased, investors received one Series A warrant maturing on July 2, 2012 with an exercise price of TRY 3.738, one Series B warrant maturing on October 1, 2012 with an exercise price of TRY 3.916 and one Series C warrant maturing on December 14, 2012 with an exercise price of TRY 4.094.

8 On April 4, 2012 ArcelorMittal Luxembourg entered into an agreement to divest its 23.48% interest in Enovos International SA to a fund managed by AXA Private Equity for a purchase price of EUR 330 million.  The purchase price is split with EUR 165 million payable at closing, with the remaining portion deferred for up to two years.  Interest will accrue on the deferred portion.  Closing of the transaction is subject to certain customary conditions and is expected to occur prior to June 30, 2012. Taking into account acquisition cost net of dividends received, the disposal of the 23.48% stake in Enovos will be cash positive (from an accounting point of view the transaction resulted in a loss of $0.2 billion. Divestment of this minority interest is in line with ArcelorMittal’s announced strategy of selective divestiture of non-core assets.

9 EBITDA/t includes total group EBITDA divided by total steel shipments.

10 There are three categories of sales: 1) “External sales”: mined product sold to third parties at market price; 2) “Market-priced tonnes”: internal sales of mined product to ArcelorMittal facilities and reported at prevailing market prices; 3) “Cost-plus tonnes” - internal sales of mined product to ArcelorMittal facilities on a cost-plus basis. The determinant of whether internal sales are reported at market price or cost-plus is whether the raw material could practically be sold to third parties (i.e. there is a potential market for the product and logistics exist to access that market).

11 Rotation days are defined as days of accounts receivable plus days of inventory minus days of accounts payable. Days of accounts payable and inventory are a function of cost of goods sold. Days of accounts receivable are a function of sales.

12 Includes back-up lines for the commercial paper program of approximately $2.7 billion (€2 billion).

13 Total of all finished production of fines, concentrate, pellets, lumps and coal (includes share of production and strategic long-term contracts).

14 ArcelorMittal Distribution Solutions shipments are eliminated in consolidation as they primarily represent shipments originating from other ArcelorMittal operating subsidiaries.

15 Changes in operating working capital are defined as trade accounts receivable plus inventories less trade accounts payable.

16 Capex includes the acquisition of intangible assets (such as concessions for mining and IT support) and includes payments to fixed asset suppliers

17 Average steel selling prices are calculated as steel sales divided by steel shipments.

18 Shipments originating from a geographical location.

19 Includes Tubular products business.

20 Commercial paper is expected to continue to be rolled over in the normal course of business.

21 Gearing is defined as (A) long-term debt, plus short-term debt, less cash and cash equivalents, restricted cash and short term investments, divided by (B) total equity.